UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2009

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 22 April 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	22 April 2009
Number	08/09

BHP BILLITON QUARTERLY REPORT ON

EXPLORATION AND DEVELOPMENT ACTIVITIES

QUARTER ENDED 31 MARCH 2009

This report covers the Group’s exploration and development activities for the quarter ended 31 March 2009. This report, together with the Production Report, represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. Other than the issue of US$3.25 billion in global bonds, as announced on 19 March 2009, there have been no significant changes to the financial position of the Group in the quarter ended 31 March 2009. Unless otherwise stated, BHP Billiton’s interest in the projects referred to in this report is 100 percent and references to project schedules are based on calendar years.

Development

During the quarter, Shenzi development in the deep water Gulf of Mexico (oil and gas) delivered first production ahead of schedule within budget. This project will not be reported in future Exploration & Development Reports.

Project and Ownership	Share of Approved Capex US$M	Initial Production Target Date	Production Capacity (100%)	Quarterly Progress
Petroleum Projects
Shenzi (USA) 44% Oil/Gas	1,940	Mid CY09	100,000 barrels of oil and 50 million cubic feet gas per day	First production announced, ahead of schedule and within budget. See News Release dated 25 March 2009.

Atlantis North (USA) 44% Oil/Gas	185	H2 CY09	Tieback to Atlantis South	On schedule and budget. Manifold fabrication continuing.

Pyrenees (Australia) 71.43% Oil/Gas	1,200	H1 CY10	96,000 barrels of oil and 60 million cubic feet gas per day	On schedule and budget. Floating Production Storage and Offtake (FPSO) conversion continued. Drilling commenced as well as installation of subsea facilities.

Angostura Gas Phase II (Trinidad and Tobago) 45% Gas	180	H1 CY11	280 million cubic feet gas per day	On schedule and budget. Commenced platform fabrication.

Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	500	CY11	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day	On schedule and budget. West Tuna platform retrofit work continuing.

Bass Strait Turrum (Australia) 50% Gas/Gas Liquids	625	CY11	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day	On schedule and budget. Engineering achieved to support procurement schedule.

North West Shelf CWLH Life Extension (Australia) 16.67% Oil	245	CY11	Replacement vessel with capacity of 60,000 bpd oil	On schedule and budget. Floating Production Storage and Offtake (FPSO) conversion commenced.

North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG	850	CY12	2,500 million cubic feet gas per day	On schedule and budget. Jacket fabrication continuing. Topsides design review milestone completed.

Minerals Projects

Alumar – Refinery Expansion (Brazil) 36% Alumina	900	Q2 CY09	2 million tpa of additional alumina	On schedule and revised budget. Engineering is complete and procurement nearing completion. Construction is 90% complete with the project overall 95% complete.

Worsley Efficiency & Growth (Australia) 86% Alumina	1,900	H1 CY11	1.1 million tpa of additional alumina	Initial production date and total project scope and budget remain unchanged. Engineering is 58% complete and construction has commenced. The timing of capital expenditure will be modified in line with our disciplined cash flow management. The main component being the Marradong mine development; which is expected to be commissioned in 2012.

Iron Ore (Western Australia) RGP4 86.2% Iron Ore	1,850	H1 CY10	26 million tpa of additional iron ore system capacity	On schedule and budget. Engineering is over 95% complete and construction is nearing 80% complete.

Iron Ore (Western Australia) RGP5 85% Iron Ore	4,800	H2 CY11	50 million tpa additional iron ore system capacity	On schedule and budget. Engineering is currently 50% complete, procurement and contracting activities are advancing. Construction activities have commenced.

Gemco (Australia) 60% Manganese	110	H1 CY09	1 million tpa of additional manganese concentrate	On schedule and budget in local currency. All major components on site in preparation for installation. Project is 77% complete.

Klipspruit (South Africa) 100% Energy Coal	450	H2 CY09	Incremental 1.8 million tpa export thermal coal. Incremental 2.1 million tpa domestic thermal coal	On schedule and budget. First coal to Run Of Mine stockpile achieved. Processing plant and industrial buildings progressing well. The project is 81% complete.

Douglas-Middelburg Optimisation (South Africa) 100% Energy Coal	975	Mid CY10	10 million tpa export thermal coal and 8.5 million tpa domestic thermal coal (sustains current output)	On schedule and budget. Construction activities are accelerating as scheduled. Steel erection and coal processing plant equipment installation progressing. The project is 48% complete.

Newcastle Third Port Project (Australia) 35.5% Energy Coal	390	CY10	30 million tpa export coal loading facility	On schedule and budget. Wharf construction progressing well with delivery of stacker reclaimers commenced. Project is greater than 50% complete.

Minerals Exploration

BHP Billiton continues to identify and prioritise various exploration activities. All of the exploration activities are reviewed regularly to ensure that we are capturing value accretive opportunities for future development.

Grassroots exploration continued on targets in Australia, Chile, Argentina, Zambia and Gabon; and on diamond targets in Canada. Exploration for iron ore, coal, bauxite and manganese was undertaken in a number of regions including Australia, South America, Russia and West Africa.

For the nine months ended 31 March 2009, BHP Billiton spent US$514 million on minerals exploration, of which US$460 million was expensed.

Petroleum Exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 March 2009.

Well	Location	BHP Billiton Equity	Status
Lambert-9	Dampier Sub-Basin Western Australia WA-16-L	16.67% BHP Billiton (Woodside operator)	Plugged and abandoned. Hydrocarbons encountered.
Lady Nora-3	Dampier Sub-Basin Western Australia WA-28-P	16.67% BHP Billiton (Woodside operator)	Plugged and abandoned. Dry hole.
Tidepole-2	Dampier Sub-Basin Western Australia WA-5-L	16.67% BHP Billiton (Woodside operator)	Plugged and abandoned. Hydrocarbons encountered.
Torosa-5	Browse Basin Western Australia WA-30-R	8.33% BHP Billiton (Woodside operator)	Plugged and abandoned. Hydrocarbons encountered.
Puma-4	Green Canyon Gulf of Mexico GC823	29.805% BHP Billiton (BP Operator)	Temporarily abandoned. Hydrocarbons encountered.

Petroleum exploration expenditure for the nine months ended 31 March 2009 was US$351 million, of which US$242 million was expensed.

On March 18, BHP Billiton was the apparent successful high bidder on 28 blocks in the Central Gulf of Mexico Lease Sale 208, representing a total investment of approximately US$50 million net to BHP Billiton. Final award of these blocks is subject to the usual process of confirmation by the Minerals Management Service (MMS) that BHP Billiton’s bids are acceptable.

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Peter Ogden, Media Relations Tel: +61 3 9609 2812 Mobile: +61 428 599 190 email: Peter.Ogden@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Kelly Quirke, Media Relations Tel: +61 3 9609 2896 Mobile: +61 429 966 312 email: Kelly.Quirke@bhpbilliton.com	United States Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com
South Africa Bronwyn Wilkinson, Investor and Media Relations Tel: +44 20 7802 4015 Mobile: +44 7500 785 892 email: Bronwyn.Wilkinson@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia